SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 1 2010
DIVISION OF MARKET REGULATION



10032578

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners, Inc. Correct

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Cherry Street, Suite 800
(No. and Street)

Denver	Colorado	80246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O'Brien (303) 296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 South Kingston Court, Suite 200	Englewood	Colorado	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public


SHERIE GAUNT
NOTARY
PUBLIC
STATE OF COLORADO
My Commission Expires 01-30-2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ (o) Independent auditors report
- ☑ (p) A report on internal control

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)

TABLE OF CONTENTS


RICHEY
MAY & Co.

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Gill Capital Partners, Inc. (a wholly owned subsidiary of OBW, Inc.) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Gill Capital Partners, Inc. as of December 31, 2008 were audited by other auditors whose report dated February 23, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gill Capital Partners, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computation of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richey May & Co.

Englewood, Colorado
February 25, 2010

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 82,268	$ 104,888
Restricted cash	50,000	50,000
Accounts recivable	67,994	62,124
Other current assets	5,146	3,246
Total current assets	205,408	220,258
FURNITURE AND EQUIPMENT		
Furniture and equipment	36,795	29,507
Less accumulated depreciation	(22,899)	(19,399)
Furniture and equipment, net	13,896	10,108
TOTAL ASSETS	$ 219,304	$ 230,366

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
CURRENT LIABILITIES		
Accounts payble	$ 12,425	$ 13,067
Accrued expenses	42,383	25,838
Subordinate debt, stockholder	130,000	130,000
Total current liabilities	184,808	168,905
COMMITMENTS AND CONTINGENCIES (Note C)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000,000 shares authorized, 48,000 shares issued and outstanding	4,500	4,500
Additional paid in capital	124,273	124,273
Retained earnings (deficit)	(94,277)	(67,312)
Total stockholders' equity	34,496	61,461
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 219,304	$ 230,366

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
REVENUE		
Commissions	$ 783,111	$ 666,758
Investment advisory fees	214,584	245,359
Retirement plan services	36,825	28,600
Interest income	1,395	6,250
Other income	-	17,290
Total revenue	1,035,915	964,257
EXPENSES		
Salaries, commissions and benefits	694,317	613,729
Occupancy, equipment, and communications	88,577	70,023
General and administrative	269,319	292,222
Depreciation expense	3,500	3,339
Interest expense	7,167	7,150
Total expenses	1,062,880	986,463
LOSS BEFORE INCOME TAXES	(26,965)	(22,206)
INCOME TAXES	-	-
NET LOSS	$ (26,965)	$ (22,206)

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2007	48,000	$ 4,500	$124,273	$ (45,106)	$ 83,667
Net loss	-	-	-	(22,206)	(22,206)
Balance, December 31, 2008	48,000	4,500	124,273	(67,312)	61,461
Net loss	-	-	-	(26,965)	(26,965)
Balance, December 31, 2009	48,000	$ 4,500	$ 124,273	$ (94,277)	$ 34,496

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (26,965)	$ (22,206)
Non-cash items-		
Depreciation	3,500	3,339
(Increase) decrease in -		
Accounts recievable	(5,870)	99
Other assets	(1,900)	11,949
Increase (decrease) in-		
Accounts payable	(642)	6,038
Accrued expenses	16,545	(6,500)
Net cash provided (used) by operating activities	(15,332)	(7,281)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(7,288)	(6,318)
Net cash (used) by financing activities	(7,288)	(6,318)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,620)	(13,599)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	104,888	118,487
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 82,268	$ 104,888
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$ 7,167	$ 7,150

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, Inc. (the "Company"), was incorporated as a broker dealer under laws of the State of Colorado on August 31, 1983. The Company is primarily involved in the stock and bonds markets. The company operates under clearing agreements with other broker dealers, and also provides investment advisory services. The Company is a subsidiary of OBW, Inc. The Company's operations are located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company does not hold customer funds or securities.

Financial Advisory Services and Revenue Recognition

The Company enters into engagements with its clients to provide financial advisory services. Under the engagement terms, the Company receives a non-refundable monthly retainer, reimbursement of out-of-pocket expenses and a percentage of any proceeds of cash capital raised on the clients' behalf. During the year ended December 31, 2009 the Company received $248,694 under financial advisory agreements with one company. Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated using accelerated methods over estimated useful lives of five to seven years.

Income Taxes

Gill Capital Partners, Inc. has elected to be taxed as a corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are limited to amounts considered to be realizable in future periods.

The Company's revenues and expenses are included in the consolidated tax returns of OBW, Inc. The Company did not have any significant income taxes for 2009 and 2008.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Advertising is expensed as incurred.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains cash in financial institutions in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

B. SUBORDINATE DEBT

The Company has $130,000 in outstanding debt to a shareholder which is subordinate to the claims of general creditors, bears interest at 5.5% per annum, and matures March 31, 2010. Total related party interest expense amounted to $7,167 and $7,150 in 2009 and 2008, respectively.

C. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under non-cancelable operating leases expiring through January 2012. Total rent expense charged to operations under all operating leases was $55,218 and $50,023 in 2009 and 2008, respectively. Future minimum rental payments under the leases are as follows at December 31, 2009:

Year Ending December 31,	Amount
2010	$41,086
2011	38,865
2012	3,245
	$83,196

D. RETIREMENT PLANS

ESOP Plan

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Bonus Trust (the Trust) pursuant to an Employee Stock Ownership Plan (the ESOP Plan). Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employee's age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of OBW, Inc., the Company's majority stockholder. Employees vest in the contributions over a 7 year period. No contributions were made to the Trust for 2009 and 2008.

D. RETIREMENT PLANS (Continued)

401(k) Plan
Effective April 1, 2008, the Company established the Terra Firma 401 (k) Profit Sharing Plan for the Employees of Gill Capital Partners (the 401 (k) Plan). Under the 401 (k) Plan, the participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed 15,500 for 2009, adjusted annually by the Internal Revenue Service. The Company can elect to make annual matching contributions. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees are 100% vest in the Company matching contributions over a 5 year period. During 2009, the Company made no contributions to the Plan. During 2008, the Company contributed $1,500 to the Plan.

E. REGULATORY REQUIREMENTS

Reserve Requirements
The Company operates pursuant to the (k) (2) (ii) exemption from the Securities and Exchange Commission Rule 15c3-3. Accordingly, the Company is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $141,127, which was $136,127 in excess of its required net capital of $5,000 and the Company had a percentage of aggregate indebtedness to net capital of 39%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

F. RELATED PARTY TRANSACTIONS

Pursuant to a consulting agreement, OBW, Inc. provides compliance, marketing and information technology services for the Company. The agreement may be terminated by either party upon 30 days written notice. During 2009, and 2008, the Company paid management fees of $91,500 and $100,043, respectively, for services provided by OBW, Inc.

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2009 and 2008, respectively.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total stockholders' equity	$	34,496
Additions and/or charges:		
Liabilitiy subordinated to claims of creditors		130,000
Deductions and/or charges:		
Property and equipment		(13,896)
Receivables		(4,327)
Unsecured advances		(1,900)
Refundable deposits		(3,246)
Net capital before haircuts on securities positions		141,127
Haircuts and undue concentration		-
NET CAPITAL	$	141,127
MINIMUM NET CAPITAL REQUIREMENT (Greater of $5,000 or 6.66% of aggregate indebtedness)	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	136,127
AGGREGATE INDEBTEDNESS	$	54,808
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		39%

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
DECEMBER 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA, Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Part IIA of the Company's unaudited FOCUS report	$	143,120
Net audit adjustments		2,334
Difference in computation of non-allowable assets		(4,327)
Net capital per above	$	141,127

Aggregate indebtedness, as reported in part IIA of the Company's unaudited FOCUS report	$	57,142
Net audit adjustments		(2,334)
Aggregate Indebtedness per above	$	54,808


RICHEY
MAY & Co.

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Gill Capital Partners, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, as noted above, at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Englewood, Colorado
February 25, 2010


RICHEY
MAY & Co.

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Gill Capital Partners, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Englewood, Colorado
March 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030563 FINRA DEC
GILL CAPITAL PARTNERS 15*15
600 S CHERRY ST STE 800
DENVER CO 80246-1710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James O'Brien (303) 296-6260

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 1,522.76
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 9/1/2009 Date Paid	(596.26)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	926.50
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 926.50
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 926.50	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gill Capital Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 26th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 732,588

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 26,083

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 32,961

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 64,439

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,379

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 5,379

Total deductions 123,483

2d. SIPC Net Operating Revenues $ 609,105

2e. General Assessment @ .0025 $ 1,522.76

(to page 1 but not less than $150 minimum)